Exhibit 99.1

SINA Reports First Quarter 2014 Financial Results

SHANGHAI, China—May 21, 2014—SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•          Net revenues increased 36% year over year to $171.5 million.  Non-GAAP net revenues increased 38% year over year to $167.3 million, exceeding the Company’s guidance between $162.0 million and $167.0 million.

•          Advertising revenue grew 44% year over year to $135.7 million, reaching the high-end of the Company’s guidance between $133.0 million and $136.0 million.

•          Non-advertising revenue increased 13% year over year to $35.8 million.  Non-GAAP non-advertising increased 17% year over year to $31.6 million, exceeding the Company’s guidance between $29.0 million and $31.0 million.

•          Net loss attributable to SINA was $33.2 million, or $0.52 diluted net loss per share attributable to SINA.  Non-GAAP net income attributable to SINA grew 617% year over year to $11.1 million, or $0.15 non-GAAP diluted net income per share attributable to SINA.

“We are delighted to report strong revenue growth in the first quarter of 2014 driven by our continuing success in Weibo monetization,” said Charles Chao, Chairman and CEO of SINA.  “The successful separate listing of Weibo on the NASDAQ Global Select Market in April opened a new chapter for SINA.  The more independent structure will help Weibo to better realize its long-term growth potential and create greater value for our shareholders.  Looking forward, we hope to repeat our past successes of leveraging SINA’s brand equity and market influence to build new businesses.  We believe there is significant value creation potential by leveraging SINA’s portal assets to build leading verticals and smartly deploying SINA’s own cash pile of over $1.8 billion.”

First Quarter 2014 Financial Results

For the first quarter of 2014, SINA reported net revenues of $171.5 million, compared to $126.0 million for the same period last year.  Non-GAAP net revenues for the first quarter of 2014 totaled $167.3 million, compared to $121.3 million for the same period last year.  Online advertising revenues for the first quarter of 2014 were $135.7 million, compared to $94.3 million for the same period last year, attributing to the robustness of Weibo’s advertising and marketing business as well as the growth of SINA’s portal advertising business.  Non-advertising revenues for the first quarter of 2014 were $35.8 million, compared to $31.7 million for the same period last year.  Non-GAAP non-advertising revenues for the first quarter of 2014 were $31.6 million, compared to $27.0 million for the same period last year.  The year over year increase in non-GAAP non-advertising revenues was mainly due to the strong growth in Weibo Value Added Services (“VAS”), which was partially offset by a decline of $6.8 million in mobile value added services.

Gross margin for the first quarter of 2014 was 60%, compared to 51% for the same period last year.  Advertising gross margin for the first quarter of 2014 was 60%, compared to 49% for the same period last year.  Non-GAAP advertising gross margin for the first quarter of 2014 increased to 60% from 50% for the same period last year, as the proportion of advertising from higher margin Weibo advertising increased compared to the same period last year.   Non-advertising revenue gross margin for the first quarter of 2014 was 62%, compared to 57% for the same period last year.  Non-GAAP non-advertising revenue gross margin for the first quarter of 2014 was 57%, compared to 50% for the same period last year, primarily due to a shift in revenue mix from low-margin mobile value-added services to higher margin Weibo VAS.

Operating expenses for the first quarter of 2014 totaled $111.7 million, compared to $74.5 million for the same period last year.  Non-GAAP operating expenses for the first quarter of 2014 totaled $104.4 million, compared to $69.8 million for the same period last year, primarily due to higher personnel costs and marketing expenditures in the quarter.

Loss from operations for the first quarter of 2014 was $8.7 million, compared to $9.9 million for the same period last year.  Non-GAAP loss from operations for the first quarter of 2014 was $4.8 million, compared to $9.3 million for the same period last year.

Non-operating loss for the first quarter of 2014 was $29.9 million, compared to $4.5 million for the same period last year.  Non-operating loss for the first quarter of 2014 included a $40.2 million loss from the change in fair value of investor option liability in connection with Alibaba’s investment in Weibo.  Non-operating loss for the first quarter of 2014 also included $8.7 million, or $10.7 million on a non-GAAP basis, in earnings from equity method investments, which were accounted for under the equity-method and reported on a one-quarter lagging basis.  Non-operating loss in the first quarter of 2013 included $1.5 million, or $4.8 million on a non-GAAP basis, in earnings from equity method investments.  Non-operating loss in the first quarter of 2013 also included a non-cash $10.2 million loss on the dilution of equity interest in E-House, as a result of E-House issuing new shares to its management.

Net loss attributable to SINA for the first quarter of 2014 was $33.2 million, compared to $13.2 million for the same period last year.  Diluted net loss per share attributable to SINA for the first quarter of 2014 was $0.52, compared to $0.20 for the same period last year.  Non-GAAP net income attributable to SINA for the first quarter of 2014 was $11.1 million, compared to $1.5 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2014 was $0.15, compared to $0.02 for the same period last year.

As of March 31, 2014, SINA’s cash, cash equivalents and short-term investments totaled $1,805.9 million, compared to $1,868.2 million as of December 31, 2013.  For the first quarter of 2014, cash provided by operating activities was $4.9 million, capital expenditures totaled $23.8 million, and depreciation and amortization expenses amounted to $11.6 million.

Share Repurchase

In April 2014, SINA’s board of directors approved a share repurchase program, whereby the Company was authorized to repurchase its ordinary shares with an aggregate value of up to $500 million.

Recent Development

On April 25, 2014 and May 2, 2014, the Company issued press releases regarding the receipt of government notices on revoking its internet publication and video licenses due to certain unhealthy and indecent user-generated content posted on the online reading and video channels of its portal website.  Following the receipt of these notices, the Company has been working closely with the relevant government authorities and taking measures to modify the online reading and video channels of its portal website.  As SINA holds multiple licenses to operate its website properties, the Company is currently evaluating the impact of the administrative penalties on its portal operations.  The Company believes that the measures it has undertaken will have an adverse impact on its revenues and results of operations but is currently unable to quantify the magnitude and extent of such impact.

Business Outlook

SINA estimates that its non-GAAP net revenues for the second quarter of 2014 will be between $177 million and $182 million, including advertising revenues to be between $152 million and $155 million and non-GAAP non-advertising revenues to be between $25 million and $27 million, which assumes that non-Weibo, non-advertising revenues may decline approximately $6 million from the prior quarter.

Non-GAAP net revenues and non-GAAP non-advertising revenue estimates exclude the recognition of $2.6 million in deferred license revenues related to SINA’s equity method investment in E-House.  The foregoing revenue outlook is the Company’s best estimate based on its current assessment of the potential impact resulting from the measures the Company has undertaken recently to address the Internet publication and video license matter.  The foregoing forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures:  non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.  Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax, convertible debt issuance cost, recognition of deferred revenue in relation to the equity investment in E-House and gain (loss) resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary and change in fair value of investor option liability.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.   They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 10:10 p.m. — 10:50 p.m. Eastern Time on May 21, 2014 (or 10:10 a.m. — 10:50 a.m. Beijing Time on May 22, 2014) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3051 2745
Passcode for all regions:	46475077

A replay of the conference call will be available through morning Eastern Time May 29, 2014.  The dial-in number is +61 2 9003 4211.  The passcode for the replay is 46475077.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables Internet users to access professional media and user generated content in multi-media formats from desktop personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings.  Our mobile portal, SINA.cn, provides news information and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format.  Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content.  Based on an open platform architecture, Weibo allows users to create and post feeds up to 140 Chinese characters and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to SINA’s limited operating history in certain new businesses; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2013 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2014	2013	2013
Net revenues:
Advertising	$135,726	$94,289	$160,070
Non-advertising	35,752	31,684	36,948
	171,478	125,973	197,018
Cost of revenues:
Advertising (a)	54,856	47,810	57,498
Non-advertising	13,675	13,547	12,555
	68,531	61,357	70,053
Gross profit	102,947	64,616	126,965

Operating expenses:
Sales and marketing (a)	49,960	30,024	46,465
Product development (a)	44,535	30,813	37,406
General and administrative (a)	17,176	13,629	15,668
	111,671	74,466	99,539
Income (loss) from operations	(8,724)	(9,850)	27,426

Non-operating income (loss):
Earning from equity method investments, net	8,722	1,526	3,509
Loss on sale of and impairment on investments, net	(381)	(10,852)	(2,912)
Change in fair value of investor option liability	(40,188)	—	19,535
Interest and other income, net	1,955	4,785	4,417
	(29,892)	(4,541)	24,549

Income (loss) before income taxes	(38,616)	(14,391)	51,975
Income tax benefits (expenses)	1,216	(185)	(6,095)

Net income (loss)	(37,400)	(14,576)	45,880
Less: Net income (loss) attributable to non-controlling interests	(4,234)	(1,405)	1,430

Net income (loss) attributable to SINA	$(33,166)	$(13,171)	$44,450

Basic net income (loss) per share attributable to SINA *	$(0.50)	$(0.20)	$0.62
Diluted net income (loss) per share attributable to SINA *	$(0.52)	$(0.20)	$0.59

Shares used in computing basic net income (loss) per share attributable to SINA	66,034	66,687	66,548
Shares used in computing diluted net income (loss) per share attributable to SINA	66,034	66,687	70,064

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$775	$568	$641
Sales and marketing	1,147	790	841
Product development	1,355	791	969
General and administrative	3,610	3,118	3,096

*                 Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$640,378	$916,276
Short-term investments	1,165,532	951,963
Accounts receivable, net	195,149	193,381
Prepaid expenses and other current assets	91,307	57,182
Subtotal	2,092,366	2,118,802

Property and equipment, net	79,184	80,920
Goodwill and intangible assets, net	75,577	58,189
Long-term investments, net	520,154	526,587
Other assets	114,131	113,345
Total assets	$2,881,412	$2,897,843

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,205	$6,988
Accrued liabilities	217,936	220,837
Deferred revenues	39,802	49,200
Income taxes payable	20,879	21,577
Investor option liability	69,692	29,504
Subtotal	350,514	328,106

Convertible debt	800,000	800,000
Long-term deferred revenue	93,217	89,039
Other long-term liabilities	4,200	5,080
Total liabilities	1,247,931	1,222,225

Shareholders’ equity
SINA shareholders’ equity	1,145,404	1,191,210
Non-controlling interests	488,077	484,408
Total shareholders’ equity	1,633,481	1,675,618

Total liabilities and shareholders’ equity	$2,881,412	$2,897,843

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2014	2013	2013

Net revenues
Portal:
Portal Advertising	$83,873	$75,526	$104,025
Other	20,095	24,563	21,569
Subtotal	103,968	100,089	125,594

Weibo	67,510	25,884	71,424
	$171,478	$125,973	$197,018

Cost of revenues
Portal:
Portal Advertising	$39,456	$36,565	$43,386
Other	11,632	13,105	10,425
Subtotal	51,088	49,670	53,811

Weibo	17,443	11,687	16,242
	$68,531	$61,357	$70,053

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2014				March 31, 2013				December 31, 2013
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$135,726			$135,726	$94,289			$94,289	$160,070			$160,070
Non-advertising revenues	35,752	(4,132	)(c)	31,620	31,684	(4,686	)(c)	26,998	36,948	(4,686	)(c)	32,262
Net revenues	$171,478	$(4,132)		$167,346	$125,973	$(4,686)		$121,287	$197,018	$(4,686)		$192,332

		775	(a)			568	(a)			641	(a)
		(4,132	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$102,947	$(3,357)		$99,590	$64,616	$(4,118)		$60,498	$126,965	$(4,045)		$122,920

		(6,112	)(a)			(4,699	)(a)			(4,906	)(a)
		(1,171	)(b)			(12	)(b)			(292	)(b)
Operating expenses	$111,671	$(7,283)		$104,388	$74,466	$(4,711)		$69,755	$99,539	$(5,198)		$94,341

		6,887	(a)			5,267	(a)			5,547	(a)
		1,171	(b)			12	(b)			292	(b)
		(4,132	)(c)			(4,686	)(c)			(4,686	)(c)
Income (loss) from operations	$(8,724)	$3,926		$(4,798)	$(9,850)	$593		$(9,257)	$27,426	$1,153		$28,579

		6,887	(a)							5,547	(a)
		899	(b)							230	(b)
		(4,132	)(c)							(4,686	)(c)
		1,942	(d)			5,267	(a)			2,273	(d)
		381	(e)			12	(b)			2,912	(e)
		40,188	(f)			(4,686	)(c)			(19,535	)(f)
		(3,289	)(g)			3,275	(d)			1,106	(g)
		1,398	(h)			10,852	(e)			699	(h)
Net income (loss) attributable to SINA	$(33,166)	$44,274		$11,108	$(13,171)	$14,720		$1,549	$44,450	$(11,454)		$32,996

Diluted net income (loss) per share attributable to SINA *	$(0.52)			$0.15	$(0.20)			$0.02	$0.59			$0.47
Shares used in computing diluted net income (loss) per share attributable to SINA	66,034	289	(i)	66,323	66,687	268	(i)	66,955	70,064	—		70,064

Gross margin - advertising	60%	0%		60%	49%	1%		50%	64%	0%		64%
Gross margin - non-advertising	62%	-5%		57%	57%	-7%		50%	66%	-5%		61%

(a)   To adjust stock-based compensation.

(b)   To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(c)   To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the E-House/CRIC Transaction.

(d)   To adjust share of equity method investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)   To adjust gain (loss) on sale of equity method investment, gain (loss) on deemed disposal and (impairment) on investments, net.

(f)    To adjust the change in fair value of investor option liability.

(g)   To adjust GAAP to Non-GAAP reconciling items for the gain (loss) attributable to noncontrolling interests.

(h)   To adjust convertible bonds issuance cost.

(i)    To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

*         Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	March 31, 2014			March 31, 2013			December 31, 2013
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$1,043			$1,632			$991
To adjust amortization of intangible assets resulting from business acquisitions		576			1,202			945
Earning from equity method investments, net	$9,045	$1,619	$10,664	$1,967	$2,834	$4,801	$3,846	$1,936	$5,782
Share of amortization of equity investments’ intangibles not on their books	$(323)	$323	$—	$(441)	$441	$—	$(337)	$337	$—
	$8,722	$1,942	$10,664	$1,526	$3,275	$4,801	$3,509	$2,273	$5,782

* Earning from equity method investments is recorded one quarter in arrears.